UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Madison Strategic Sector Premium Fund
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

558268108
(CUSIP Number)

Frank E. Burgess 550 Science Drive Madison, WI 53711 608-274-0300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 8, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	558268108

1	NAMES OF REPORTING PERSONS
Frank E. Burgess
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
-
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.    Security and Issuer
This statement relates to the shares of common stock (the “Shares”) of Madison Strategic Sector Premium Fund (the “Issuer”). The address of the principal executive offices of the Issuer is 550 Science Drive, Madison, WI 53711.
Item 2.    Identity and Background

(a)	The reporting person is Frank E. Burgess.

(b)	550 Science Drive, Madison, WI 53711

(c)
The reporting person is the Chairman of the Board of Madison Investment Holdings, Inc. (“MIH”), which is the parent company of Madison Asset Management, LLC (“MAM”), the investment adviser to the Issuer. The principal business address of MIH (and MAM) is 550 Science Drive, Madison, WI 53711.

(d)	The reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e)
The reporting person has not been party to any civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

(f)	The reporting person is a citizen of the United States of America.
Item 3.    Source and Amount of Funds or Other Consideration
This filing does not reflect any purchase of securities by the Reporting Person.
Item 4.    Purpose of Transaction
Item 4 is hereby amended to add the following:

Madison Strategic Sector Premium Fund (“MSP”) and Madison Covered Call & Equity Strategy Fund (“MCN”), each a closed end fund, announced that the merger of MSP with and into MCN was completed prior to the opening of the New York Stock Exchange (“NYSE”) on October 8, 2018.

In the merger, common shareholders of MSP received newly-issued MCN common shares in a tax-free transaction having an aggregate net asset value equal to the aggregate net asset value of their holdings of MSP common shares, as determined as of the close of trading on the NYSE on October 5, 2018. Fractional MCN shares were not issued in the merger and consequently cash will be distributed for any such fractional amounts. After the merger date, MSP has no shareholders.

Item 5.    Interest in Securities of the Issuer

(a)	Not applicable.

(b)	Regarding the number of Shares as to which such person has:
(i)    sole power to vote or to direct the vote: See line 7 of the cover sheet.
(ii)    shared power to vote or to direct the vote: See line 8 of the cover sheet.
(iii)    sole power to dispose or to direct the disposal: See line 9 of the cover sheet.
(iv)    shared power to dispose or to direct the disposal: See line 10 of the cover sheet.

(c)	Not applicable.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by the reporting person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.
Item 7.    Material to Be Filed as Exhibits
Not applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 16, 2018
Dated
/s/ Frank E. Burgess
Signature
Frank E. Burgess
Name